News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
23 April 2010

Robert Polet – appointment to the board of Wilderness Holdings Limited

Reed Elsevier announces that Robert Polet, non-executive director, has been appointed to the board of Wilderness Holdings Limited with effect from 8 April 2010.

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Notes to Editors

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